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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

February 13, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)
(File Nos. 333-170122 and 811-22487)

Dear Ms. White:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Xtrackers MSCI All World ex US High Dividend Yield Equity ETF (formerly, Xtrackers MSCI All World ex US High Dividend Yield Hedged Equity ETF) and Xtrackers MSCI EAFE High Dividend Yield Equity ETF (formerly, Xtrackers MSCI EAFE High Dividend Yield Hedged Equity ETF), each a new series of the Trust (each, a “Fund” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2017. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Comment 1.	Please provide the completed fee table and expense example for each Fund in advance of the effective date.

Response 1.	The Trust hereby confirms that the fee table and expense example information was provided via separate correspondence prior to the effective date of the Funds’ registration statement.

Comment 2.	In the “Summary–Principal Investment Strategies” section of each Fund’s prospectus, please disclose the index-weighting methodology and the frequency at which the Funds are rebalanced.

Response 2.	The disclosure has been revised accordingly.

Comment 3.	In the “Summary–Main Risks” section of each Fund’s prospectus, please consider including “Management risk.” The Staff notes that each Fund will use a representative sampling indexing strategy in seeking to track its underlying index.

Response 3.	We respectfully acknowledge your comment. The Trust notes that the risks associated with the use of representative sampling is already incorporated into its current “Tracking error risk” disclosure. We do not believe the use of a representative sampling strategy warrants a separate “management risk” disclosure item, because use of a sampling strategy does not constitute active management of the Fund’s portfolio.

Comment 4.	Please revise the “Fund Details – Additional Information about the Funds’ Investment Strategies, Underlying Indexes and Risks – Additional Information about each Fund’s Underlying Index” section of the prospectus to clarify the parameters of each Fund’s parent index.

Response 4.	The disclosure has been revised accordingly.

Comment 5.	Please clarify whether Xtrackers MSCI EAFE High Dividend Yield Equity ETF will invest at least 80% of its securities in issuers located in developed countries in Europe, Australasia and the Far East regions. The Staff notes that the “Summary—Principal Investment Strategies” section of the Fund’s prospectus states that “[t]he Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities located in developed countries (excluding the United States and Canada).”

Response 5.	We respectfully acknowledge your comment. However, we believe the current disclosure in the Fund’s “Summary—Principal Investment Strategies” section is adequate. We have revised the “Fund Details – Additional Information about each Fund’s Underlying Index—MSCI EAFE High Dividend Yield Index” section in the prospectus and the “MSCI High Dividend Yield Indexes—MSCI EAFE High Dividend Yield Index” section in the Statement of Additional Information (“SAI”) to clarify that the MSCI EAFE High Dividend Yield Index includes large and mid capitalization securities across developed markets in Europe, Australasia and the Far East.

Comment 6.	Please revise the list of developed market countries in the “Fund Details – Additional Information about the Funds’ Investment Strategies, Underlying Indexes and Risks – Additional Information about each Fund’s Underlying Index—MSCI ACWI ex US High Dividend Yield Index” section of the prospectus. The Staff notes that certain of the countries listed in the MSCI ACWI ex US High Dividend Yield Index are not developed market countries.

Response 6.	The disclosure has been revised accordingly to clarify that the list of countries is not restricted to developed markets.

Comment 7.

Please note that “Valuation risk” and “Liquidity risk” are included in disclosure responsive to Item 9 of Form N-1A but are not included in disclosure responsive to Item 4 of Form N-1A. Please consider reconciling the disclosures as required by Item 4(b)(1)(i) of Form N-1A.

Response 7.

We respectfully acknowledge your comment. Item 4(b)(1)(i) of Form N-1A requires a summary of the principal risks of investing in the Funds “[b]ased on the information given in response to Item 9(c).” We believe that the current disclosure included in response to Item 4 appropriately summarizes the principal risks of investing in the Funds that are discussed in more detail in the disclosure provided in response to Item 9.

Comment 8.	In the “Management” section of the SAI, please update the compensation paid to each Trustee as of the most recently completed fiscal year.

Response 8.	The disclosure has been revised to reflect the compensation paid to each Trustee during calendar year 2017.

Comment 9.	Please update the “Management—Trustee Ownership of Fund Shares” section of the SAI to show the dollar range of Fund shares beneficially owned by each Trustee as of a more recent date.

Response 9.	The disclosure has been revised to reflect the dollar range of Fund shares beneficially owned by each Trustee as of December 31, 2017.

Comment 10.

Please update the “Management—Control Persons and Principal Holders of Securities” section of the SAI as of a specified date no more than 30 days prior to the date of filing the registration statement.

Response 11.	The disclosure has been revised accordingly.

Comment 11.

Please consider revising the disclosure included in the “Investment Advisory, Administrative and Distribution Services” section of the SAI, to show the net amount of management fees each Fund paid to the Adviser and sub-adviser separately.

Response 11.	We respectfully acknowledge your comment. However, we believe the current disclosure is adequate.

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If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz